SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at June 16, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 16, 2004

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY ARRANGES UP TO $10 MILLION OF ADDITIONAL FINANCING

June 16, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that Northern Dynasty has reached agreements in principle to privately place up to 2,816,902 units in its capital at a price of $3.55 per unit to a number of accredited investors, including approximately 60% participation from Company insiders. Each unit will consist of one common share and a share purchase warrant exerciseable to purchase an additional common share at price of $4.15 for a one year period from the completion of the financing which is planned to occur on July 7, 2004. The offering is subject to execution of definitive agreements and TSX Venture Exchange acceptance, which is expected in the ordinary course. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four-month resale restricted period from the date of completion of the financing.

Northern Dynasty's working capital will be approximately $36 million upon closing of this financing, and will be directed toward rapid advancement of the Company's Pebble project, located in southwestern Alaska, USA. Following third party confirmation of the mineral resource in the Pebble deposit in January 2004, Northern Dynasty began an important transition on the Pebble project, from exploration to mine planning and permitting.

The C$33.5 million program planned for 2004 has three main components: diamond drilling to convert the currently outlined inferred mineral resource to measured and indicated categories; to advance project engineering for completion of a bankable feasibility study in 2005; and to conduct environmental/socioeconomic studies meeting the requirements for a federal Environmental Impact Statement as well as state and federal permitting. Currently, four drill rigs are at site. Since site work began this spring, approximately 22,000 feet of the planned 130,000-foot program have been completed. The drills are testing sites for tailings impoundment and surface facilities, and rock characteristics for pit planning, as well as systematically probing the deposit for mineral resource studies. A wide variety of activities associated with the comprehensive environmental program are also underway.

Northern Dynasty is also making application to the TSX Venture Exchange to re-price up to 1,375,000 previously issued common share purchase warrants issued in a private placement financing completed on February 11, 2004. These warrants will be re-priced from an existing exercise price of $9.00 to $4.15, which is the same price as the warrants in the current financing. The re-priced warrants will be subject to an accelerated expiry for 30 days after receiving notice from the Company, if the prevailing share trading price exceeds the revised warrant exercise price by 15% for 10 consecutive trading days or will otherwise expire on their original expiry date of March 16, 2005.

For further details on Northern Dynasty Minerals Ltd., please visit the Northern Dynasty website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

For further information on the Pebble Project, please contact the following persons at 604-684-6365 or 1-800-667-2114:

Brian Mountford, P.Eng. - Project Director and Chief Operating Officer
Bruce Jenkins, M.Sc. - Director of Environment, Permitting and Socio-Economic Planning

No regulatory authority has approved or disapproved the information contained in this news release.

These materials are not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.